UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:

Collective Audience, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

85 BROAD STREET 16-079

City, State and Zip Code:

NEW YORK, NY, 10004

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III — NARRATIVE

Collective Audience Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q as of and for the quarter ended September 30, 2024 (the “Form 10-Q”). The Company has determined that it is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

Reasons for Delay

The Company is unable to file the Form 10-Q for the quarter ended September 30, 2024 within the prescribed time period without unreasonable effort or expense. The Company requires additional time to finalize and review its consolidated financial statements due to a combination of factors relating to the Company’s recent acquisition of The Odyssey SAS (dba BeOp) (“BeOp”), a company organized under the laws of France specializing in conversational advertising (the “BeOp Acquisition”), including the extensive and complex accounting and disclosure requirements related to the acquisition of a French entity. In addition, as disclosed in that certain Current Report on Form 8-K filed with the Commission on November 15, 2024, the Company has dismissed Yusufali & Associates, LLC (“Yusufali”) as the Company’s independent registered public accounting firm as a direct result of an order (the “Order”) of the Public Company Accounting Oversight Board (the “PCAOB”) dated October 22, 2024, (PCAOB Release No. 105-2024-042), revoking Yusufali’s PCAOB registration and has appointed GreenGrowth CPAs (“GreenGrowth”) as the Company’s new independent registered public accounting firm. These changes have caused additional delays to the Company’s timely Form 10-Q reporting.

As a result, the Company is unable to file the Form 10-Q by the prescribed due date without unreasonable effort or expense. The Company anticipates that the Form 10-Q will be filed as soon as practicable.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made herein may be deemed “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, any statements regarding the Company’s expectations concerning the timing of the filing of the Form 10-Q. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although the Company believes the expectations reflected in any forward-looking statement are based on reasonable assumptions, it can give no assurance that its expectations will be attained, and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors which include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the Commission, and the possibility that the ongoing review may identify errors or control deficiencies in the Company’s accounting practices. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation. Forward-looking statements speak only as of the date they are made. The Company discusses these and other risks and uncertainties in its annual and quarterly periodic reports and other documents filed with the Commission. The Company undertakes no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise, except as required by law. As a result of the foregoing, the Company needs additional time to finalize the financial statements and related disclosures to be filed as part of the 10-Q.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter Bordes	(808)	829-1057
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this report that are not historical in fact may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties, including, but not limited to, the timing and consequences of the delays in the Company’s regaining compliance with its SEC filing obligations. Additional factors are contained in our filings with the Securities and Exchange Commission, including those factors discussed under the caption "Risk Factors" in such filings.

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Collective Audience, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2024	By:	/s/ Peter Bordes
Peter Bordes CEO (Principal Executive Officer)

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